EXHIBIT 12


                 CAROLINA TELEPHONE AND TELEGRAPH COMPANY

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (In Thousands)


                                       Years ended December 31,
                             1993      1992      1991      1990      1989
                           --------  --------  --------  --------  --------
Income before extra-
  ordinary item            $ 49,486  $ 72,800  $ 77,420  $ 76,649  $ 70,659

Capitalized interest            (54)     (632)      (87)      (49)      (39)

Income tax provision         26,837    40,430    43,748    37,770    33,030
                           --------  --------  --------  --------  --------
Subtotal                     76,269   112,598   121,081   114,370   103,650


Fixed Charges
  Interest charges           21,960    22,167    20,042    19,621    21,827

  Interest factor of
    operating rents           2,320     2,048     2,322     1,859     1,266
                           --------  --------  --------  --------  --------
Total fixed charges          24,280    24,215    22,364    21,480    23,093
                           --------  --------  --------  --------  --------


Earnings, as adjusted      $100,549  $136,813  $143,445  $135,850  $126,743
                           ========  ========  ========  ========  ========

Ratio of earnings to
  fixed charges                4.14      5.65      6.41      6.32      5.49
                           ========  ========  ========  ========  ========

* In the absence of $46,382,000 of nonrecurring merger and integration costs related to the merger of Sprint and Centel, income before extraordinary item would have been $77,251,000, and the ratio of earnings to fixed charges would have been 6.05 for the year ended December 31, 1993.

NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) income before extraordinary item less capitalized interest included in income, (b) income taxes and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the interest component of operating rents.